                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                NETRO CORPORATION
                                (Name of Issuer)

                    Common Stock, $0.001 par value per share
                         (Title of Class of Securities)

                                    64114R109
                                 (CUSIP Number)

                                 David L. Adams
                             Chief Financial Officer
                                 SR Telecom Inc.
                            8150 Trans-Canada Highway
                        Montreal, Quebec, Canada H4S 1M5

                                 with a copy to:

                          Ronald A. Fleming, Jr., Esq.
                             Pillsbury Winthrop LLP
                             One Battery Park Plaza
                             New York, NY 10004-1490

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 March 27, 2003
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: / /

                                  SCHEDULE 13D

CUSIP NO. 64114R109                                          Page 2 of 14

--------------------------------------------------------------------------------
     1.   NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE
          PERSON

          SR Telecom Inc.                     I.R.S. I.D. N/A

--------------------------------------------------------------------------------
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) / /
                                                                         (b) / /

--------------------------------------------------------------------------------
     3.   SEC USE ONLY

--------------------------------------------------------------------------------
     4.   SOURCE OF FUNDS       OO

--------------------------------------------------------------------------------
     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                       / /

--------------------------------------------------------------------------------
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION
                                Canada

--------------------------------------------------------------------------------
NUMBER OF        7.   SOLE VOTING POWER
SHARES                          5,591,364
BENEFICIALLY
OWNED BY         ---------------------------------------------------------------
EACH PERSON      8.   SHARED VOTING POWER
WITH                            0

                 ---------------------------------------------------------------
                 9.   SOLE DISPOSITIVE POWER
                                0

                 ---------------------------------------------------------------
                 10.  SHARED DISPOSITIVE POWER
                                0

--------------------------------------------------------------------------------
     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,591,364

--------------------------------------------------------------------------------
     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          / /

--------------------------------------------------------------------------------
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                13.7%

--------------------------------------------------------------------------------
     14.  TYPE OF REPORTING PERSON
                                                                              CO

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 64114R109                                          Page 3 of 14

     Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by SR Telecom Inc. that it is the beneficial owner of any of the Common Stock of Netro Corporation referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 1.   SECURITY AND ISSUER.

     This statement on Schedule 13D relates to the Common Stock, $0.001 par value per share (the "Issuer Common Stock"), of Netro Corporation, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 3860 North First Street, San Jose, CA 95134

Item 2.   IDENTITY AND BACKGROUND.

          (a) The name of the person filing this statement is SR Telecom Inc., a corporation organized under the Canada Business Corporations Act ("SR Telecom").

          (b) The address of the principal executive offices and principal business of SR Telecom is 8150 Trans-Canada Highway, Montreal, Quebec, Canada H4S 1M5.

          (c) SR Telecom is a global provider of fixed wireless access solutions. Set forth in Schedule A is the name and present principal occupation or employment, including the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of SR Telecom's directors and executive officers as of the date hereof.

          (d) During the past five years, neither SR Telecom nor, to SR Telecom's knowledge, any person named in Schedule A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the past five years, neither SR Telecom nor, to SR Telecom's knowledge, any person named in Schedule A was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, Federal or State securities laws or finding any violation with respect to such laws.

          (f) Each executive officer and director of SR Telecom is a citizen of Canada.

                                  SCHEDULE 13D

CUSIP NO. 64114R109                                          Page 4 of 14

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On March 27, 2003, SR Telecom, Norway Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of SR Telecom ("Merger Sub"), and the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement"). The Merger Agreement provides for the merger of Merger Sub with and into the Issuer, with the Issuer becoming a wholly-owned subsidiary of SR Telecom (the "Merger"). Completion of the Merger is subject to satisfaction of certain conditions, including the approval of the stockholders of the Issuer at a special meeting to be held as soon as reasonably practicable and the expiration of antitrust regulatory waiting periods.

     As an inducement for SR Telecom to enter into the Merger Agreement and in consideration thereof, each of the directors and certain officers of the Issuer set forth on Schedule B (the "Voting Agreement Stockholders") entered into separate Company Voting Agreements with SR Telecom (collectively, the "Voting Agreements"). Pursuant to the Voting Agreements, each Voting Agreement Stockholder agreed to vote the shares of Issuer Common Stock beneficially owned by him or her in favor of the approval and adoption of the Merger Agreement and approval of the Merger and against any competing transactions that may arise. SR Telecom did not pay additional consideration to any Voting Agreement Stockholder in connection with the execution and delivery of the Voting Agreements.

Item 4.   PURPOSE OF TRANSACTION.

     (a) - (b) As described in Item 3 above, this statement relates to the merger of Merger Sub, a wholly-owned subsidiary of SR Telecom, with and into the Issuer. At the effective time of the Merger, the separate existence of Merger Sub will cease and the Issuer will continue as the surviving corporation and as a wholly-owned subsidiary of SR Telecom. Each holder of outstanding Issuer Common Stock will receive, in exchange for each share of Issuer Common Stock held by them immediately prior to the Merger, the number of American Depositary Shares ("ADSs") representing shares of SR Telecom stock equal to a fraction (rounded to the nearest whole number, with any fraction equal to or higher than one-half rounded up to the next succeeding whole number), the numerator of which is 41,500,000 and the denominator of which is the number of shares of Issuer Common Stock outstanding immediately prior to the effective time of the Merger. As of the effective time of the Merger, each outstanding option to purchase shares of Issuer Common Stock under any stock option or compensation plan or arrangement of the Issuer, whether or not exercised or vested, shall be terminated and no consent of any holder of any stock option or any employee shall be required under any Issuer stock option or compensation plan or other arrangement of the Issuer for such termination.

     Pursuant to the Voting Agreements, each Voting Agreement Stockholder has
(1) agreed not to (a) transfer any of the Issuer Common Stock beneficially owned, except for transfers under a Voting Agreement Stockholder's will or pursuant to the laws of descent and distribution, or any transfer to an immediate family member or a family trust for the benefit of immediate family

                                  SCHEDULE 13D

CUSIP NO. 64114R109                                          Page 5 of 14

member(s) so long as the transferee (i) executes a counterpart of the Voting Agreement and (ii) agrees in writing to hold such Issuer Common Stock beneficially owned subject to all of the terms and provisions of the Voting Agreement, (b) deposit any of the Issuer Common Stock beneficially owned by such Voting Agreement Stockholder in a voting trust or grant any proxy or enter into any voting or similar agreement in contravention of the obligations of such Voting Agreement Stockholder under the Voting Agreement or (c) take any action that would make any representation or warranty contained in the Voting Agreement untrue or incorrect or that would in any way restrain, limit or interfere with the performance of the Voting Agreement Stockholder's obligations under the Voting Agreement or the transactions contemplated thereby and by the Merger Agreement, (2) agreed to appear, or cause the holder of record to appear, for the purpose of obtaining a quorum at any annual or special meeting of the stockholders of the Issuer and to vote in favor of approval and adoption of the Merger Agreement, (3) agreed to vote against (a) any Acquisition Proposal (as defined in the Merger Agreement), (b) any dissolution, liquidation or winding up of the Issuer and (c) any amendment of the certificate of incorporation or bylaws of the Issuer or any other proposal or transaction involving the Issuer that would (i) in any manner impede, frustrate, delay, prevent, nullify or adversely affect any transaction contemplated by the Merger Agreement (including the Merger) or the likelihood of consummation thereof, (ii) result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Issuer under the Merger Agreement or (iii) result in any of the conditions to the Issuer's or SR Telecom's obligations under the Merger Agreement not being fulfilled and (4) delivered an irrevocable proxy, coupled with an interest, appointing the members of the board of directors of SR Telecom and each of them, or any other designee of SR Telecom, attorneys-in-fact and proxies, to vote as described above at every meeting of stockholders of the Issuer and in every written consent in lieu of such meeting, and to demand that the board of directors of the Issuer call a special meeting of stockholders for the purpose of considering any action related to the Merger Agreement.

     The Voting Agreements and the related proxies terminate upon the earlier to occur of (1) the date upon which the Merger Agreement is terminated in accordance with its terms and (2) the effective time of the Merger.

     The Voting Agreement with Gideon Ben-Efraim contains certain provisions, including regarding its effect on existing employment or change of control provisions, and termination, not contained in the other Voting Agreements.

     The foregoing rights granted to SR Telecom pursuant to the terms of the Voting Agreements and the related proxies are referred to herein as the "Voting Rights." Other than as set forth above, neither SR Telecom nor, to SR Telecom's knowledge, any of the persons set forth on Schedule A have any right or power to vote, direct the voting of, dispose of or direct the disposition of the Issuer Common Stock reported on this statement.

     The summaries of the Merger Agreement, the Voting Agreements and the related proxies set forth in Items 3 and 4 herein are qualified in their entirety by reference to the copies thereof included as exhibits to this statement and incorporated herein in their entirety by reference.

     (c) Not applicable.

                                  SCHEDULE 13D

CUSIP NO. 64114R109                                          Page 6 of 14

     (d) Upon completion of the Merger, the directors of the surviving corporation will be the directors of Merger Sub at the effective time of the Merger. The officers of the surviving corporation will be the officers of Merger Sub at the effective time of the Merger. The Merger Agreement provides that the board of directors of SR Telecom will take all actions necessary such that one member of the Issuer's board of directors, designated by the Issuer and reasonably acceptable to SR Telecom, shall be appointed to SR Telecom's Board of Directors with a term expiring at the next annual meeting of SR Telecom's stockholders following the effective time of the Merger and shall include such person in the slate of nominees recommended by SR Telecom's board of directors to the stockholders of SR Telecom at such annual meeting.

     (e) Other than as a result of the Merger described in Item 3 above, not applicable.

     (f) Not applicable.

     (g) Upon completion of the Merger, the certificate of incorporation of the Issuer will be amended to be the same as the certificate of incorporation of Merger Sub (except that the name of the surviving corporation will be Netro Corporation) until thereafter amended in accordance with applicable law. Upon completion of the Merger, the bylaws of Merger Sub as in effect at the effective time of the Merger will be the bylaws of the surviving corporation until thereafter amended in accordance with applicable law.

     (h) - (i) If the Merger is consummated pursuant to the Merger Agreement, the Issuer Common Stock will be deregistered under the Exchange Act and delisted from the Nasdaq National Market.

     (j) Other than described in this Item 4, neither SR Telecom nor, to SR Telecom's knowledge, any person named in Schedule A currently has any plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a) - (i) of Schedule 13D (although SR Telecom reserves the right to develop such plans).

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) As a result of the Voting Rights, SR Telecom may be deemed to beneficially own an aggregate of 5,591,364 shares of Issuer Common Stock (including options providing the right to acquire 2,193,240 shares of Issuer Common Stock that have vested or will vest within 60 days from the date of the Voting Agreements and excluding options providing the right to acquire 1,495,845 shares of Issuer Common Stock scheduled to vest thereafter), representing approximately 13.7% of the shares of Issuer Common Stock outstanding on March 27, 2003 as represented by the Issuer in the Merger Agreement.

     (b) As a result of the Voting Rights, with respect to such matters, SR Telecom has the sole power to vote or direct the vote of (and, as a result, may be deemed to beneficially own) 5,591,364 shares of Issuer Common Stock(including options providing the right to acquire

                                  SCHEDULE 13D

CUSIP NO. 64114R109                                          Page 7 of 14

2,193,240 shares of Issuer Common Stock that have vested or will vest within 60 days from the date of the Voting Agreements and excluding options providing the right to acquire 1,495,845 shares of Issuer Common Stock scheduled to vest thereafter), representing approximately 13.7% of the shares of Issuer Common Stock outstanding on March 27, 2003 as represented by the Issuer in the Merger Agreement. To SR Telecom's knowledge, no shares of Issuer Common Stock are beneficially owned by any of the persons named in Schedule A.

     (c) Except as described in Items 3 and 4, neither SR Telecom nor, to the knowledge of SR Telecom, any person named in Schedule A has effected any transaction in the Issuer Common Stock during the past 60 days.

     (d) Other than with respect to the Voting Rights, neither SR Telecom nor, to the knowledge of SR Telecom, any of the persons named in Schedule A possesses any powers, rights or privileges with respect to the Issuer Common Stock. All other powers, rights and privileges with respect to the Issuer Common Stock remain with the Voting Agreement Stockholders, including but not limited to the right to receive, or the power to direct, the receipt of dividends from, or the proceeds from the sale of such shares of Issuer Common Stock.

     (e) Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Other than the Merger Agreement, the Voting Agreements and the related proxies as described herein, neither SR Telecom nor, to the knowledge of SR Telecom, any of the persons named in Schedule A is a party to any contracts, arrangements, understandings or relationships (legal or otherwise) with any persons with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

     The following documents are filed as exhibits:

               1. Agreement and Plan of Merger, dated as of March 27, 2003, by and among SR Telecom Inc., a corporation organized under the Canada Business Corporations Act, Norway Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of SR Telecom Inc., and Netro Corporation, a Delaware corporation. (Incorporated by reference to Exhibit
                    2.1 to the Form 8-K filed by Netro Corporation on March 27, 2003.)

                                  SCHEDULE 13D

CUSIP NO. 64114R109                                          Page 8 of 14

               2. Form of Company Voting Agreement, entered into as of March 27, 2003, by and between SR Telecom Inc., a corporation organized under the Canada Business Corporations Act and certain stockholders of Netro Corporation, a Delaware corporation.


               3. Form of Company Voting Agreement, entered into as of March 27, 2003, by and between SR Telecom Inc. and Gideon Ben-Efraim.

                                  SCHEDULE 13D

CUSIP NO. 64114R109                                          Page 9 of 14

                                    SIGNATURE

     After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 4, 2003

                                                 SR TELECOM INC.


                                                 By:   /s/ David L. Adams
                                                     ---------------------------
                                                     David L. Adams
                                                     Vice President, Finance and
                                                     Chief Financial Officer

                                  SCHEDULE 13D

CUSIP NO. 64114R109                                          Page 10 of 14

                                   SCHEDULE A

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                                 SR TELECOM INC.

     The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of SR Telecom Inc. The entry "Same" in the Principal Occupation and Business Address column indicates that that person's principal occupation is the same as his or her position at SR Telecom Inc. and his or her business address is the same as that of SR Telecom Inc. (i.e., 8150 Trans-Canada Highway Montreal, Quebec, Canada H4S 1M5.

    NAME AND POSITION WITH SR          PRINCIPAL OCCUPATION AND BUSINESS ADDRESS
             TELECOM
         John C. Charles                           Managing Director
            Director                       LeBlanc & Royle Enterprises Inc.
                                               75 Navy Street, Suite 300
                                                 Oakville, ON L6J 2Z1
                                                        Canada

       Constance L. Crosby                              Partner
            Director                                 Byrne, Crosby
                                            8 King Street East, suite 1600
                                                  Toronto, ON M5C 1B5
                                                        Canada

        J.V. Raymond Cyr                         Chairman of the Board
            Director                                Polyvalor Inc.
                                               1050 Cote du Beaver Hall
                                                       19e etage
                                                 Montreal, QC H2Z 1S4
                                                        Canada

         Paul A. Dickie                            Managing Director
      Chairman of the Board                LeBlanc & Royle Enterprises Inc.
                                               75 Navy Street, Suite 300
                                                 Oakville, ON L6J 2Z1
                                                        Canada

                                  SCHEDULE 13D

CUSIP NO. 64114R109                                          Page 11 of 14

           Francis Fox                   President, Quebec and Eastern Canada
            Director                             Rogers Wireless Inc.
                                                       34e etage
                                                Place de la Cathedrale
                                             600, boul. De Maisonneuve O.
                                                 Montreal, QC H3A 3J2
                                                        Canada

       Lionel P. Hurtubise                       Chairman of the Board
            Director                             Ericsson Canada Inc.
                                                  8400, boul. Decarie
                                                   Montreal, Quebec
                                                        H4P 2N2
                                                        Canada

          Paul E. Labbe                    Corporate Director and Consultant
            Director                               216 Avenue Clemow
                                                  Ottawa, ON K1S 2B6
                                                        Canada

           Nancy McGee                     Corporate Director and Consultant
            Director                       LeBlanc & Royle Enterprises Inc.
                                               75 Navy Street, Suite 300
                                                 Oakville, ON L6J 2Z1
                                                        Canada

        Pierre St-Arnaud                                 Same
 President and Chief Executive
            Officer

         David L. Adams                                  Same
   Vice-President, Finance and
     Chief Financial Officer

     Marie-France Desnoyers                              Same
         Vice-President,
         Human Resources

         Claude Giguere                                  Same
  Senior Vice-President, Sales

          Wido Hoville                                   Same
  Vice-President, International
     Business Development

                                  SCHEDULE 13D

CUSIP NO. 64114R109                                          Page 12 of 14

          Albert Israel                                  Same
   Vice-President, Engineering

           Allan Klein                                   Same
   Vice-President, Technology

        Michael J. Morris                                Same
     Senior Vice-President,
      Strategic Development

                                  SCHEDULE 13D

CUSIP NO. 64114R109                                          Page 13 of 14

                                   SCHEDULE B

                          VOTING AGREEMENT STOCKHOLDERS

                                            NETRO COMMON STOCK AND
                                      OPTIONS SUBJECT TO VOTING AGREEMENTS
                                      ------------------------------------
                                 SHARES OF
NAME                            COMMON STOCK                 STOCK OPTIONS
----                            ------------                 -------------
                                                 VESTED OR VESTING
                                                  WITHIN 60 DAYS       UNVESTED
                                                 -----------------     --------
Thomas Baruch                       170,785             71,666            33,334
Gideon Ben-Efraim                 2,920,561            977,500           539,585
Peter Carson                          1,530            196,456           183,544
Irwin Federman                       82,876             71,666            33,334
Sanjay Khare                          6,803            260,331           211,669
Richard Moley                       101,569            178,749            56,251
Sanford Robertson                   100,000             74,165            50,835
Shlomo Yariv                          4,000            350,207           349,793
Shirley Young                        10,000             12,500            37,500
                                  ---------          ---------         ---------
    Total                         3,398,124          2,193,240         1,495,845

EXHIBITS

1. Agreement and Plan of Merger, dated as of March 27, 2003, by and among SR Telecom Inc., a corporation organized under the Canada Business Corporations Act, Norway Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of SR Telecom Inc., and Netro Corporation, a Delaware corporation. (Incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Netro Corporation on March 27, 2003.)

2. Form of Company Voting Agreement, entered into as of March 27, 2003, by and between SR Telecom Inc., a corporation organized under the Canada Business Corporations Act and certain stockholders of Netro Corporation, a Delaware corporation.

3. Form of Company Voting Agreement, entered into as of March 27, 2003, by and between SR Telecom Inc. and Gideon Ben-Efraim.